Notice of Exempt Solicitation Pursuant to Rule 14a-103

July 29, 2024

Name of Registrant: Microsoft Corporation

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

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Microsoft Corporation (MSFT)

Countering Extremism: Adopt Clear Guidelines On Violent Political Statements

Contact: Jerry Bowyer | jerry@bowyerresearch.com

       Resolution

Bowyer Research urges Microsoft’s Board of Directors to consider the reputational brand ramifications and public risks created by independent director Reid Hoffman’s political statements and rhetoric when determining whether Mr. Hoffman should be nominated for the board again.

Bowyer Research further urges Microsoft’s Board of Directors to prepare and adopt clear ethical guidelines on statements made by board members that support political violence.

       Supporting Statement

In May 2019, Microsoft released a statement2 regarding the Company’s role in the spread of violent extremist content, wherein the Company joined fellow tech companies such as Apple, Google, and Twitter in asserting that “[t]errorism and violent extremism are complex societal problems that require an all-of-society response.” The Company committed itself to playing a role in combatting “hatred and extremism,” asserting their corporate responsibility to curb such content. Violent political speech, aside from degrading the quality of public political discourse, presents a threat to companies adjacent to it by various gradations of legal and reputational risk.

Now, Microsoft is once again adjacent to violent extremist speech—this time from a member of its own board. In an exchange at the Allan & Company Sun Valley Conference, Hoffman clashed with PayPal cofounder Peter Thiel, the latter asserting that Hoffman’s bankrolling of lawsuits against former president Donald Trump had effectively turned the 2024 presidential candidate into a martyr. Hoffman reportedly3 responded with “Yeah, I wish I had made him an actual martyr.”

Days later, a would-be assassin wounded former President Trump at a campaign rally in Butler, Pennsylvania, eliciting a walkback from Hoffman. But, in many ways, the reputational damage had

2 https://blogs.microsoft.com/on-the-issues/2019/05/15/the-christchurch-call-and-steps-to-tackle-terrorist-and-violent-extremist-content/

3 https://puck.news/peter-thiel-reid-hoffman-face-off-in-sun-valley/

already begun – Hoffman’s remarks drew widespread media coverage4 and a letter from the National Legal and Policy Center calling5 for a special meeting of shareholders to discuss Hoffman’s ongoing tenure on Microsoft’s Board.

Reputational Risk

Hoffman’s remarks are a case-in-point of the danger of nakedly partisan speech from a company’s board members. Hoffman, like all of Microsoft’s Board, is accountable to shareholders not only to protect the financial well-being of the company, but also to comport himself in a manner that does not create unnecessary reputational risk for the company. His remarks regarding former president Trump, while likely intended in jest, have created a PR nightmare for the company and threaten to alienate the two most important groups in Microsoft’s corporate universe: its shareholders and its customers. Furthermore, the controversy surrounding Hoffman has drawn increased scrutiny to the Microsoft board member and Democratic Party megadonor’s political ties, including to Democratic strategist Dmitri Mehlhorn who recently generated controversy6 for sending journalists an email suggesting that the Butler shooting was a false flag. By becoming attached to such controversies, Reid Hoffman is creating reputational hazards for Microsoft that threaten to affect both brand performance and shareholder return.

Conclusion

Microsoft is right that companies that mishandle violent political rhetoric expose their brand to danger and their fiduciary responsibility to dilution. It’s far past time for the Company to examine the risks of board members engaging in violent political speech – and soberly consider the real-world risk that loose-cannon statements from executives can pose to shareholders who believe in Microsoft’s mission and invest in the company for purposes of return. Such shareholders deserve risk management policies that reflect the primacy of their role in Microsoft’s financial future.

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For questions, contact Jerry Bowyer, president of Bowyer Research: jerry@bowyerresearch.

PLEASE NOTE: The cost of this solicitation is being borne entirely by Bowyer Research and is being done via mail, virtual, and telephone communication. This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.

4 https://fortune.com/2024/07/15/linkedin-co-founder-reid-hoffman-comment-trump-actual-martyr-backlash/

5 https://nypost.com/2024/07/17/us-news/reid-hoffman-facing-calls-to-leave-microsoft-board/

6 https://www.semafor.com/article/07/14/2024/top-democrat-pushed-reporters-to-consider-staged-shooting